Exhibit 16.1

August 31, 2026	Baker Tilly US, LLP 2050 Main Street Suite 700 Irvine, CA 92614 United States of America T: +1 (949) 221 4000 F: +1 (949) 221 4001 bakertilly.com

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the statements made by Syntiant Corp., included under Change in Certifying Accountant in this Form S-1/A to be filed with the Securities and Exchange Commission. We agree with the statements concerning our Firm contained therein.

Sincerely,

/s/ Baker Tilly US, LLP

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.